Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Persons since filing of the Schedule 13D. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased or sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)*
10/27/2025	90,268	14.8150
10/27/2025	537,861	14.8190	14.8125-14.8200
10/28/2025	470,874	14.8300
10/28/2025	194,184	14.8200
10/29/2025	1,815,977	14.8400
10/29/2025	890,836	14.8285	14.8250-14.8300

*Excluding commissions.